MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 128

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 128 on January 11, 1999. An effort has been made to set forth below each of the major changes from the material previously submitted and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.   The date of the Prospectus has been completed.

Pages 2-3.    "The Summary of Essential Financial Information" section and
              "Fee Table" have been completed.

Pages 4-20.   The portfolios have been completed and various information has been updated.

Pages 21-26.  The descriptions of the issuers of the Securities have been revised.

Pages 27-29.  The Report of Independent Certified Public Accountants and
              Statements of Condition have been completed.

                                                              FILE NO. 333-68659
                                                                    CIK #1025281

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 2
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:       VAN KAMPEN FOCUS PORTFOLIOS, SERIES 128

B. Name of Depositor:         VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER                 VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy         Attention:  Don G. Powell, Chairman
   111 West Monroe Street             One Parkview Plaza
   Chicago, Illinois  60603           Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided beneficial interest

F. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective at .
----   8:00 a.m. on January 12, 1999 pursuant to Rule 487

                                   Van Kampen
                                Focus Portfilios
The DowSM Strategic 10 Trust
  January 1999 Series
  January 1999 Traditional Series

The DowSM Strategic 5 Trust
  January 1999 Series
  January 1999 Traditional Series

Strategic Picks Opportunity Trust
  January 1999 Series

EAFESM Strategic 20 Trust
  January 1999 Series

Euro Strategic 20 Trust
  January 1999 Series

Pacific Strategic 10 Trust
  January 1999 Series

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 128 includes the unit investment trusts described above (the "Trusts"). Each Trust uses a refined indexing strategy that seeks to identify a diversified portfolio of well-known, undervalued stocks. Each Trust seeks to provide above-average total return by increasing the value of your Units and providing dividend income. Of course, we cannot guarantee that a Trust will achieve its objective.

    The Units are not deposits or obligations of any bank or government agency and are not guaranteed.


                        Prospectus Dated January 12, 1999


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   Summary of Essential Financial Information
                                January 11, 1999



                                                             The DowSM
                                                             Strategic              The DowSM
                                                             10 and 5               Strategic
                                                            Traditional             10 and 5                  Other
Public Offering Price                                         Trusts                 Trusts                  Trusts
                                                           ------------           ------------            ------------
Aggregate value of Securities per Unit (1)                  $    9.725            $     9.900              $    9.900
Sales charge                                                     0.275                  0.275                   0.295
   Less deferred sales charge                                       --                  0.175                   0.195
Public offering price per Unit (2)                          $   10.000            $    10.000              $   10.000


General Information
Initial Date of Deposit                                         January 11, 1999
Mandatory Termination Date                                      February 8, 2000
Record Dates                                  July 10, 1999 and February 8, 2000
Distribution Dates                           July 25, 1999 and February 18, 2000


                                                             Estimated        Estimated                       Estimated
                              Initial        Aggregate        Initial          Annual         Redemption   Organizational
                              Number of       Value of      Distribution      Dividends        Price per      Costs per
Trust Information             Units (3)    Securities (1)   per Unit (4)    per Unit (4)       Unit (5)       Unit (1)
                            ------------   --------------   -------------   -------------    -------------  -------------

The DowSM Strategic 10
    Trust                         15,174   $      150,216   $         .13   $      .26232   $       9.725   $     .01973
The DowSM Strategic 10
    Traditional Trust             15,177   $      147,590   $         .13   $      .25769   $       9.725   $     .07713
The DowSM Strategic 5
  Trust                           15,200   $      150,476   $         .12   $      .24951   $       9.725   $     .01401
The DowSM Strategic 5
    Traditional Trust             15,209   $      147,899   $         .12   $      .24510   $       9.724   $     .07447
Strategic Picks
  Opportunity Trust               15,180   $      150,277   $         .08   $      .20599   $       9.705   $     .01945
EAFESM Strategic 20 Trust         24,992   $      247,418   $         .21   $      .31337   $       9.664   $     .11098
Euro Strategic 20 Trust           24,798   $      245,500   $         .22   $      .24712   $       9.680   $     .16499
Pacific Strategic 10 Trust        24,814   $      245,658   $         .05   $      .09130   $       9.649   $     .05903


--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately one month). The estimated amount is described above and is included in the "Estimated Costs Over Time" on the next page.
(2)The public offering price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust. (3) The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the day following the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.

                                    Fee Table

                                                    The DowSM
                                                    Strategic       The DowSM
                                                    10 and 5        Strategic
                                                   Traditional      10 and 5        Other
Transaction Fees (as % of offering price)            Trusts          Trusts        Trusts
                                                   ----------      ----------      ------
Initial sales charge (1)                                2.75%           1.00%       1.00%
Deferred sales charge (2)(3)                            0.00%           1.75%       1.95%
                                                   ----------      ----------      ------
Maximum sales charge (3)                                2.75%           2.75%       2.95%
                                                   ==========      ==========      ======
Maximum sales charge on reinvested dividends            0.00%           1.75%       1.95%
                                                   ==========      ==========      ======


                                                          Trustee's       Supervisory      Estimated
                                                            Fee and           and            Annual
                                                          Operating        Evaluation       Expenses
Estimated Annual Expenses per Unit                         Expenses           Fees          per Unit
                                                        --------------   -------------      ------------
The DowSM Strategic 10 Trust                            $      0.00828   $     0.00500      $    0.01328
The DowSM Strategic 10 Traditional Trust                $      0.01294   $     0.00500      $    0.01794
The DowSM Strategic 5 Trust                             $      0.00812   $     0.00500      $    0.01312
The DowSM Strategic 5 Traditional Trust                 $      0.01585   $     0.00500      $    0.02085
Strategic Picks Opportunity Trust                       $      0.01149   $     0.00500      $    0.01649
EAFESM Strategic 20 Trust                               $      0.02248   $     0.00500      $    0.02748
Euro Strategic 20 Trust                                 $      0.02700   $     0.00500      $    0.03200
Pacific Strategic 10 Trust                              $      0.01855   $     0.00500      $    0.02355

Estimated Costs Over Time (3)                              One Year       Three Years     Five Years         Ten Years
                                                        --------------   -------------   -------------    --------------
The DowSM Strategic 10 Trust                            $           31   $          74       N/A                N/A
The DowSM Strategic 10 Traditional Trust                $           37   $          92       N/A                N/A
The DowSM Strategic 5 Trust                             $           30   $          72       N/A                N/A
The DowSM Strategic 5 Traditional Trust                 $           37   $          92       N/A                N/A
Strategic Picks Opportunity Trust                       $           33   $          80       N/A                N/A
EAFESM Strategic 20 Trust                               $           43   $         111       N/A                N/A
Euro Strategic 20 Trust                                 $           49   $         128       N/A                N/A
Pacific Strategic 10 Trust                              $           38   $          95       N/A                N/A



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Trust each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".


--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge. No deferred sales charge is imposed on Traditional Trusts.
(2)The deferred sales charge is actually equal to $0.195 per Unit ($0.175 per Unit for The DowSM Strategic 10 and 5 Trusts). This amount will exceed the percentage above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from March 9, 1999 through January 8, 2000.
(3)These examples include the estimated expenses incurred in establishing and offering your Trust. The amount of these expenses is described on the preceding page.


The DowSM Strategic 10 Trust, January 1999 Series

   The Trust follows a simple investment strategy:
Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   This Trust and The DowSM Strategic 10 Trust, January 1999 Traditional Series offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       298      Caterpillar, Inc.                          $       51.000             2.35%         $  15,198.00
       177      Chevron Corporation                                83.938             2.91             14,856.94
       257      Du Pont (E.I.) de Nemours and Company              59.438             2.36             15,275.44
       206      Eastman Kodak Company                              72.313             2.43             14,896.38
       179      General Motors Corporation                         80.063             2.50             14,331.19
       280      Goodyear Tire & Rubber Company                     53.375             2.25             14,945.00
       342      International Paper Company                        45.500             2.20             15,561.00
       131      J.P. Morgan & Company, Inc.                       114.438             3.46             14,991.31
       197      Minnesota Mining & Manufacturing Company           77.313             2.85             15,230.56
       273      Philip Morris Companies, Inc.                      54.688             3.22             14,929.69
----------                                                                                          -------------
     2,340                                                                                          $  150,215.51
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------

  Year            Strategy Stocks          The Dow 30SM           Year                Strategy Stocks      The Dow 30SM
  -----------------------------------------------------           -----------------------------------------------------
  1974                (0.72)%                (23.21)%             1987                    5.93%                 6.02%
  1975                56.52                   44.48               1988                   24.75                 15.95
  1976                34.93                   22.75               1989                   25.08                 31.71
  1977                (1.75)                 (12.70)              1990                   (7.57)                (0.58)
  1978                 0.12                    2.69               1991                   34.86                 23.93
  1979                12.37                   10.52               1992                    7.85                  7.35
  1980                27.23                   21.41               1993                   26.93                 16.74
  1981                 7.52                   (3.40)              1994                    4.12                  4.95
  1982                26.03                   25.79               1995                   36.58                 36.49
  1983                38.75                   25.65               1996                   28.05                 28.58
  1984                11.82                    1.08               1997                   21.98                 24.78
  1985                29.45                   32.78               1998                   10.63                 18.13
  1986                35.77                   26.92


See "Notes to Hypothetical Performance Tables".

The DowSM Strategic 10 Trust, January 1999 Traditional Series

   The Trust follows a simple investment strategy:
Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   This Trust and The DowSM Strategic 10 Trust, January 1999 Series offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       293      Caterpillar, Inc.                          $       51.000             2.35%         $  14,943.00
       174      Chevron Corporation                                83.938             2.91             14,605.13
       253      Du Pont (E.I.) de Nemours and Company              59.438             2.36             15,037.69
       202      Eastman Kodak Company                              72.313             2.43             14,607.13
       176      General Motors Corporation                         80.063             2.50             14,091.00
       275      Goodyear Tire & Rubber Company                     53.375             2.25             14,678.13
       336      International Paper Company                        45.500             2.20             15,288.00
       129      J.P. Morgan & Company, Inc.                       114.438             3.46             14,762.44
       193      Minnesota Mining & Manufacturing Company           77.313             2.85             14,921.31
       268      Philip Morris Companies, Inc.                      54.688             3.22             14,656.25
----------                                                                                          -------------
     2,299                                                                                          $  147,590.08
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------

  Year            Strategy Stocks          The Dow 30SM           Year                Strategy Stocks      The Dow 30SM
  -----------------------------------------------------           -----------------------------------------------------
  1974                (0.72)%                (23.21)%             1987                    5.93%                6.02%
  1975                56.52                   44.48               1988                   24.75                15.95
  1976                34.93                   22.75               1989                   25.08                31.71
  1977                (1.75)                 (12.70)              1990                   (7.57)               (0.58)
  1978                 0.12                    2.69               1991                   34.86                23.93
  1979                12.37                   10.52               1992                    7.85                 7.35
  1980                27.23                   21.41               1993                   26.93                16.74
  1981                 7.52                   (3.40)              1994                    4.12                 4.95
  1982                26.03                   25.79               1995                   36.58                36.49
  1983                38.75                   25.65               1996                   28.05                28.58
  1984                11.82                    1.08               1997                   21.98                24.78
  1985                29.45                   32.78               1998                   10.63                18.13
  1986                35.77                   26.92


See "Notes to Hypothetical Performance Tables".

The DowSM Strategic 5 Trust, January 1999 Series

   The Trust follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average. Eliminate the stock with the lowest share price. Of the remaining stocks, buy the five with the lowest share price and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   This Trust and The DowSM Strategic 5 Trust, January 1999 Traditional Series offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       596      Caterpillar, Inc.                          $       51.000             2.35%         $  30,396.00
       515      DuPont (E.I.) de Nemours and Company               59.438             2.36             30,610.31
       411      Eastman Kodak Company                              72.313             2.43             29,720.44
       560      Goodyear Tire & Rubber Company                     53.375             2.25             29,890.00
       546      Philip Morris Companies, Inc.                      54.688             3.22             29,859.38
----------                                                                                          -------------
     2,628                                                                                          $  150,476.13
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------

  Year            Strategy Stocks          The Dow 30SM           Year                Strategy Stocks      The Dow 30SM
  -----------------------------------------------------           -----------------------------------------------------
  1974                 0.56%                 (23.21)%             1987                   (2.75)%               6.02%
  1975                64.54                   44.48               1988                   22.65                15.95
  1976                39.29                   22.75               1989                   10.49                31.71
  1977                (4.82)                 (12.70)              1990                  (20.71)               (0.58)
  1978                 0.76                    2.69               1991                   56.02                23.93
  1979                19.86                   10.52               1992                   24.96                 7.35
  1980                32.33                   21.41               1993                   38.67                16.74
  1981                 3.15                   (3.40)              1994                    3.33                 4.95
  1982                48.11                   25.79               1995                   42.57                36.49
  1983                43.50                   25.65               1996                   32.06                28.58
  1984                11.60                    1.08               1997                   27.68                24.78
  1985                37.00                   32.78               1998                   15.53                18.13
  1986                36.10                   26.92


See "Notes to Hypothetical Performance Tables".

The DowSM Strategic 5 Trust, January 1999 Traditional Series

   The Trust follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average. Eliminate the stock with the lowest share price. Of the remaining stocks, buy the five with the lowest share price and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   This Trust and The DowSM Strategic 5 Trust, January 1999 Series offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       586      Caterpillar, Inc.                          $       51.000             2.35%         $  29,886.00
       506      DuPont (E.I.) de Nemours and Company               59.438             2.36             30,075.38
       404      Eastman Kodak Company                              72.313             2.43             29,214.25
       550      Goodyear Tire & Rubber Company                     53.375             2.25             29,356.25
       537      Philip Morris Companies, Inc.                      54.688             3.22             29,367.19
----------                                                                                          -------------
     2,583                                                                                          $  147,899.07
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------

  Year            Strategy Stocks          The Dow 30SM           Year                Strategy Stocks      The Dow 30SM
  -----------------------------------------------------           -----------------------------------------------------
  1974                  0.56%                (23.21)%             1987                   (2.75)%               6.02%
  1975                 64.54                  44.48               1988                   22.65                15.95
  1976                 39.29                  22.75               1989                   10.49                31.71
  1977                 (4.82)                (12.70)              1990                  (20.71)               (0.58)
  1978                  0.76                   2.69               1991                   56.02                23.93
  1979                 19.86                  10.52               1992                   24.96                 7.35
  1980                 32.33                  21.41               1993                   38.67                16.74
  1981                  3.15                  (3.40)              1994                    3.33                 4.95
  1982                 48.11                  25.79               1995                   42.57                36.49
  1983                 43.50                  25.65               1996                   32.06                28.58
  1984                 11.60                   1.08               1997                   27.68                24.78
  1985                 37.00                  32.78               1998                   15.53                18.13
  1986                 36.10                  26.92


See "Notes to Hypothetical Performance Tables".

Strategic Picks Opportunity Trust, January 1999 Series

   The Trust follows a simple investment strategy: Beginning with the Morgan Stanley Capital International USA Index, remove all stocks of financial and utility companies and stocks in the Dow Jones Industrial Average. Screen this pool of stocks to include only those companies with positive one- and three-year sales and earnings growth and two years of positive dividend growth. Rank the remaining stocks by annual trading volume and select the top 75%. Buy the ten highest dividend-yielding stocks and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   The MSCI USA Index represents approximately 370 large United States companies. The index has existed since January 1, 1970.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       381      Air Products and Chemicals, Inc.           $       40.063             1.70%         $  15,263.81
       222      Anheuser-Busch Companies, Inc.                     66.563             1.68             14,776.88
       420      Deere & Company                                    36.625             2.40             15,382.50
       188      General Mills, Inc.                                81.375             2.70             15,298.50
       460      Genuine Parts Company                              32.500             3.08             14,950.00
       263      Heinz (H.J.) Company                               56.625             2.42             14,892.38
       473      Limited, Inc.                                      30.750             1.69             14,544.75
       358      Newell Company                                     41.188             1.75             14,745.13
       442      Parker-Hannifin Corporation                        34.375             1.75             15,193.75
       264      SBC Communications, Inc.                           57.688             1.62             15,229.50
-------------                                                                                       -------------
     3,471                                                                                          $  150,277.20
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI USA Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
------------------------------------------------------------------------------------------------------------------------
                     Strategy                 MSCIUSA                                     Strategy              MSCIUSA
  Year                Stocks                   Index                Year                   Stocks                Index
  ---------------------------------------------------             ------------------------------------------------------
  1979                17.00%                  13.86%                1990                    0.52%               (1.89)%
  1980                40.64                   27.97                 1991                   47.88                30.17
  1981                 5.09                   (3.50)                1992                    2.26                 7.06
  1982                39.84                   20.13                 1993                    7.32                 9.82
  1983                17.66                   21.11                 1994                    9.91                 2.05
  1984                10.89                    5.71                 1995                   38.10                37.04
  1985                46.11                   31.04                 1996                   23.90                23.36
  1986                34.86                   17.02                 1997                   28.64                33.35
  1987                11.38                    4.41                 1998                   27.23                30.72
  1988                16.05                   15.34
  1989                31.87                   30.21


See "Notes to Hypothetical Performance Tables".

EAFESM Strategic 20 Trust, January 1999 Series

   The Trust follows a simple investment strategy:
Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index as detailed below, one of the most widely-used benchmarks for international investing. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

    Many consider the MSCI EAFESM Index to be the premier equity benchmark for global investing. The index represents more than 1,000 stocks in 38 industries across 21 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. We eliminate stocks traded in Singapore from the Trust strategy to help limit exposure to uncertain political and economic conditions.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
     1,592      Australian Gas Light Company, Limited      $        7.748             2.86%         $  12,334.82
       320      BASF AG                                            38.108             2.80             12,194.64
       285      Bayer AG                                           42.278             2.40             12,049.27
       135      Cimenteries CBR Cementbedrijven                    92.201             2.65             12,447.15
     2,500      CLP Holdings, Limited                               5.046             3.99             12,615.34
       835      Elsevier N.V.                                      14.768             2.87             12,331.61
     5,700      Fiat SpA-RNC                                        2.207             2.75             12,577.46
       155      Groupe SEB SA                                      76.448             2.43             11,849.47
    10,000      Hong Kong and China Gas Company, Limited            1.310             3.24             13,099.31
     6,800      Hong Kong Telecommunications, Limited               1.768             6.22             12,022.97
       119      Imetal SA                                         103.553             2.54             12,322.75
       264      Royal Dutch Petroleum Company                      45.869             3.08             12,109.39
     4,372      Santos, Limited                                     2.864             5.54             12,522.37
       396      Skanska AB                                         31.542             3.76             12,490.53
       559      Svenska Cellulosa AB                               22.231             2.78             12,427.26
     1,889      TABCORP Holdings, Limited                           6.605             2.60             12,476.57
       134      Technip                                            92.433             2.35             12,385.99
     2,623      Telecom Corporation of New Zealand, Limited         4.740             4.03             12,432.96
       111      Total SA                                          111.082             1.76             12,330.05
       396      Zardoya Otis SA                                    31.309             2.64             12,398.36
----------                                                                                          -------------
    39,185                                                                                          $  247,418.27
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI EAFESM Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------
                                               MSCI                                                              MSCI
                     Strategy                 EAFESM                                      Strategy              EAFESM
  Year                Stocks                   Index                Year                   Stocks                Index
  ---------------------------------------------------               ---------------------------------------------------
  1974               (39.41)%                (22.14)%               1987                   32.39%               24.93%
  1975               100.38                   37.10                 1988                   28.25                28.59
  1976               (10.25)                   3.74                 1989                    7.68                10.80
  1977                52.69                   19.42                 1990                   (4.90)              (23.20)
  1978                 9.26                   34.30                 1991                   16.94                12.50
  1979                26.96                    6.18                 1992                    4.73               (11.85)
  1980                23.26                   24.43                 1993                   62.76                32.94
  1981                 6.49                   (1.03)                1994                    3.25                 8.06
  1982                (0.84)                  (0.86)                1995                   24.70                11.55
  1983                44.67                   24.61                 1996                   22.02                 6.36
  1984                21.01                    7.86                 1997                   24.82                 2.06
  1985                49.75                   56.72                 1998                   24.72                20.33
  1986                34.96                   69.94


See "Notes to Hypothetical Performance Tables".

Euro Strategic 20 Trust, January 1999 Series

   The Trust follows a simple investment strategy:
Begin with the stocks in the Morgan Stanley Capital International Europe Index. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   The MSCI Europe Index is a common benchmark used to compare investments in Europe. Created in 1969, the index currently includes nearly 600 stocks from 15 developed European countries. These countries include Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
       700      Autopistas Concesionaria Espanola SA        $      16.934        2.62% $            11,854.10
       320      BASF AG                                            38.108        2.80                  12,194.64
       285      Bayer AG                                           42.278        2.40                  12,049.27
       135      Cimenteries CBR Cementbedrijven                    92.201        2.65                  12,447.15
        78      Compagnie de Saint Gobain                         154.634        1.80                  12,061.44
        26      Electrabel SA                                     470.040        2.53                  12,221.05
       835      Elsevier N.V.                                      14.768        2.87                  12,331.61
     5,700      Fiat SpA-RNC                                        2.207        2.75                  12,577.46
       155      Groupe SEB SA                                      76.448        2.43                  11,849.47
       119      Imetal SA                                         103.553        2.54                  12,322.75
        23      Linde AG                                          547.879        1.90                  12,601.21
       264      Royal Dutch Petroleum Company                      45.869        3.08                  12,109.39
       192      SEITA                                              62.838        1.74                  12,064.91
       396      Skanska AB                                         31.542        3.76                  12,490.53
       559      Svenska Cellulosa AB                               22.231        2.78                  12,427.26
       134      Technip                                            92.433        2.35                  12,385.99
       111      Total SA                                          111.082        1.76                  12,330.05
       142      VA Technologie AG                                  86.062        2.74                  12,220.82
       199      VEBA AG                                            63.128        1.77                  12,562.40
       396      Zardoya Otis SA                                    31.309        2.64                  12,398.36
----------                                                                                          -------------
    10,769                                                                                          $  245,499.86
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI Europe Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
----------------------------------------------------------------------------------------------------------------------
                                                                                        MSCI MSCI
                     Strategy                 Europe                                      Strategy              Europe
  Year                Stocks                   Index                Year                   Stocks                Index
  ---------------------------------------------------               --------------------------------------------------
  1974               (42.00)%                (22.78)%               1987                   33.71%                4.10%
  1975               105.44                   43.90                 1988                   20.54                16.35
  1976               (15.95)                  (6.37)                1989                   12.29                29.06
  1977                58.78                   23.92                 1990                    3.35                (3.37)
  1978                12.19                   24.30                 1991                   12.08                13.66
  1979                26.96                   14.67                 1992                   (8.69)               (4.25)
  1980                24.95                   14.53                 1993                   15.61                29.79
  1981                 6.49                  (10.45)                1994                    4.02                 2.66
  1982                11.31                    5.69                 1995                   22.92                22.13
  1983                23.57                   22.38                 1996                   22.74                21.57
  1984                18.23                    1.26                 1997                   36.35                24.20
  1985                60.66                   79.79                 1998                   25.79                28.91
  1986                28.68                   44.46


See "Notes to Hypothetical Performance Tables".

Pacific Strategic 10 Trust, January 1999 Series

   The Trust follows a simple investment strategy:
Begin with the stocks in the Morgan Stanley Capital International Pacific Index. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the ten stocks with the lowest price to book ratios and hold them for about one year. On February 8, 2000, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   The MSCI Pacific Index is a common benchmark used to compare investments in the Pacific region.
Created in 1969, the index currently includes over 430 stocks from five developed Pacific region countries. These countries include Australia, Hong Kong, Japan, New Zealand and Singapore. We eliminate stocks traded in Singapore from the Trust strategy to help limit exposure to uncertain political and economic conditions.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
     1,000      Canon, Inc.                                $       20.139             0.65%         $  20,138.76
     4,500      CLP Holdings, Limited                               5.046             3.99             22,707.62
     2,000      Dai Nippon Printing Company, Limited               14.777             0.93             29,554.87
     1,000      Eisai Company, Limited                             19.148             0.86             19,147.59
     1,000      Fuji Photo Film                                    35.232             0.49             35,231.57
     1,000      Honda Motor Company, Limited                       33.339             0.46             33,339.34
     1,000      Nitto Denko Corporation                            15.796             0.68             15,795.64
     1,000      Sankyo Company, Limited                            23.157             0.25             23,157.33
     1,000      Shin-Etsu Chemical Company, Limited                24.599             0.28             24,599.03
     2,000      Toppan Printing Company, Limited                   10.993             1.05             21,985.94
----------                                                                                          -------------
    15,500                                                                                          $  245,657.69
==========                                                                                          =============


See "Notes to Portfolios".

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI Pacific Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            Hypothetical Total Return
-----------------------------------------------------------------------------------------------------------------------
                                                                                        MSCI MSCI
                     Strategy                 Pacific                                     Strategy              Pacific
  Year                Stocks                   Index                Year                   Stocks                Index
  ---------------------------------------------------               ---------------------------------------------------
  1979                (3.18)%                 (3.50)%               1990                  (20.51)%             (34.30)%
  1980                49.69                   36.40                 1991                   26.19                11.50
  1981                11.22                    8.30                 1992                   (6.08)              (18.20)
  1982               (20.82)                  (0.06)                1993                   78.36                36.00
  1983                57.93                   26.40                 1994                  (21.03)               13.00
  1984                17.25                   13.50                 1995                   17.67                 3.00
  1985                39.91                   39.40                 1996                   24.26                (8.40)
  1986                59.05                   93.80                 1997                   10.65               (26.30)
  1987                11.87                   39.80                 1998                   (7.53)               (0.11)
  1988                52.26                   35.20
  1989                 8.56                    2.70


See "Notes to Hypothetical Performance Tables".

Notes to Hypothetical Performance Tables

   The stocks for each strategy for each period were identified by applying the applicable Trust strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Trust. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration sales charges, commissions, expenses or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Trust strategies (not the Trusts) and are not guarantees or indications of future performance of any Trust. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; a Trust may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Trust will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Barron's, Bloomberg L.P., Dow Jones Corporation, Morgan Stanley Capital International, Ibbotson Associates, Datastream International, Inc. and Extell Financial LTD. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolios


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on January 8, 1999 and have settlement dates ranging from January 12, 1999 to January 29, 1999 (see "The Trusts").


   (2) The market value of each Security is based on the most recent closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                      Profit
                                                  Cost to            (Loss) To
                                                  Sponsor             Sponsor
                                              --------------       -------------
The DowSM Strategic 10 Trust                  $      150,216       $      --
The DowSM Strategic 10 Traditional Trust      $      147,590       $      --
The DowSM Strategic 5 Trust                   $      150,476       $      --
The DowSM Strategic 5 Traditional Trust       $      147,899       $      --
Strategic Picks Opportunity Trust             $      150,277       $      --
EAFESM Strategic 20 Trust                     $      247,464       $      (46)
Euro Strategic 20 Trust                       $      245,435       $       65
Pacific Strategic 10 Trust                    $      246,228       $     (570)


   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.


    The Securities. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Trust.

   Air Products and Chemicals, Inc. Air Products and Chemicals, Inc. produces industrial gas and related industrial process equipment. The company also produces and markets polymer chemicals, performance chemicals, and chemical intermediates. Air Products recovers and distributes oxygen, nitrogen, argon, hydrogen, carbon monoxide, carbon dioxide, synthesis gas, and helium, as well as medical and specialty gases.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc., through its subsidiaries, brews beer, produces and acquires brewing raw materials, manufactures and recycles aluminum beverage containers, and operates theme parks. The company primarily produces and distributes beer under the "Budweiser", "Michelob", "Busch", and other names. Anheuser-Busch owns nine theme parks located in Florida, Texas, Ohio, and California.

   Australian Gas Light Company, Limited. Australian Gas Light Company, Limited distributes, transports and sells natural gas and oil throughout Australasia. The company primarily produces and sells petroleum products, constructs and operates pipelines and retails/wholesales LPG. The company also owns and operates an electricity distribution network covering the Melbourne area and invests in gas industry companies.

   Autopistas, Concesionaria Espanola SA. Autopistas, Concesionaria Espanola SA operates and maintains motorways in Spain. The company is the concessionaire for the La Jonquera-Barcelona-Tarragona, Zaragoza-Mediterranean, and
Montgat-Mataro-Malgrat-Palafolls motorways.

   BASF AG. BASF AG produces industrial and commercial raw materials and finished products worldwide. The company explores and refines oil, operates gas and oil distribution and storage facilities, as well as produces pharmaceuticals, chemicals, drugs, vitamins and agricultural fertilizers and crop protection agents. BASF also produces a variety of plastics, dyestuffs, pigments, and polymer products.

   Bayer AG. Bayer AG manufactures a variety of industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals, and agricultural crop protection agents. The company also produces photographic and imaging products and systems. Bayer markets its products to the automotive, electronic, medical, construction, farming, textile, utility, and printing enterprises worldwide.

    Canon, Inc. Canon, Inc. manufactures office equipment, cameras, and video equipment. The company produces color laser and high speed copiers, midrange copiers, 35 mm cameras and video equipment. Canon also produces and markets computer peripherals and manufactures aligners for semiconductor chip production, broad casting lenses and medical equipment.

    Caterpillar, Inc. Caterpillar, Inc. designs, manufactures, and markets earthmoving and construction machines, as well as mining and agricultural machinery. The company provides financing alternatives for its equipment. Caterpillar's machines are distributed through 65 dealers in the United States and 132 internationally. Machines are used for marine, agricultural, petroleum, industrial, and other applications.

   Chevron Corporation. Chevron Corporation explores for, develops, and produces crude oil and natural gas. The company also refines crude oil into finished petroleum products, as well as markets and transports crude oil, natural gas, and petroleum products. Chevron manufactures and markets a variety of chemicals for industrial use and mines for coal. The company operates in the United States and approximately 90 countries.

   Cimenteries CBR Cementbedrijven. Cimenteries CBR Cementbedrijven produces construction materials. The company quarries limestone, gravel, sand, clay and shale and produces cement and ready- mixed concrete. Cimenteries CBR also manufactures concrete pipe and block. The company operates in Belgium, China, Luxembourg, the Netherlands, Germany, the Czech Republic, Poland, Turkey, Canada, and the United States.

   CLP Holdings, Limited. CLP Holdings, Limited is an investment holding company whose subsidiaries generate and supply electricity to Kowloon and the New Territories in Hong Kong. The company also exports electric power to Guangdong Province in the People's Republic of China. Its subsidiaries are involved in property investment and development.

   Compagnie de Saint Gobain. Compagnie de Saint Gobain produces engineered materials such as industrial ceramics, flat glass, insulation, abrasives, pipes, fiber reinforcements, building materials, and containers. The company was nationalized in 1982 and was the first French company to be privatized in December 1986. Saint-Gobain has operations in France and approximately 41 other countries.

   Dai Nippon Printing Company, Limited. Dai Nippon Printing Company, Limited offers printing services for commercial and industrial uses. The company provides printing services for books, periodicals, paper and plastic cards, securities and business forms. Dai Nippon Printing also produces paper containers and offers packaging. The company is exploring new media business to develop data processing operations.

   Deere & Company. Deere & Company manufactures and distributes a range of agricultural, construction and forestry, and commercial and consumer equipment. The company supplies replacement parts for its own products and for those of other manufacturers. Deere also provides financial services including credit, insurance products, and managed health care plans.

    Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company operates in six industry segments which include chemicals, fibers, polymers, petroleum, life sciences, and diversified businesses. The company, through its subsidiaries, conducts fully integrated petroleum operations and produces petroleum liquids. Du Pont and its subsidiaries operate in approximately 70 countries.

    Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets consumer and commercial imaging products. The company's imaging systems include films, photographic papers, processing services, photographic chemicals, cameras, and projectors. Kodak also develops digital camera systems which do not use silver halide film technology.

   Eisai Company, Limited. Eisai Company, Limited researches, develops, produces, and sells prescription drugs, veterinary and livestock feed products, agricultural chemicals, and other consumer health care products. The company's health care products include cosmetics, various vitamin preparations and food additives. Eisai also develops and manufactures pharmaceutical production systems and equipment.

   Electrabel SA. Electrabel SA generates and sells electricity and distributes natural gas in Belgium. The company distributes electricity to consumers and industrial customers, distributes fuel to nuclear power stations and manages the nuclear fuel cycle. Electrabel produces and distributes steam and drinking water to customers and offers cable television services.

   Elsevier N.V. Elsevier N.V. is a holding company with a 47.1% interest in Reed Elsevier Plc, an international publishing and information provider. Reed Elsevier provides published information for scientific and medical sectors, as well as for business and professionals and consumer groups.

   Fiat SpA. Fiat SpA manufactures automobiles, commercial vehicles and farm and construction equipment. The company produces automobiles under the "Fiat", "Lancia", "Auto-Bianchi", "Alfa Romeo", "Innocenti", "Ferrari", and "Maserati" brands as well as other vehicles such as tractors, combines, bulldozers, and excavators. Fiat sells its products around the world.

   Fuji Photo Film. Fuji Photo Film manufactures film for general, medical, printing, office, and movie production use. The company also manufactures photographic paper, chemicals for darkroom use, audio cassettes, video tapes, floppy discs, cameras, and lenses.

    General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include "Big G" cereals; "Betty Crocker" dessert, side dish, and dinner mixes; snack products; "Gold Medal" flour; and "Yoplait" and "Columbo" yogurts. General Mills sells its products around the world.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac", "Saturn", and "GMC" names. The company also offers financing, insurance, and mortgage banking, as well as manufactures satellites, locomotives, and heavy-duty transmissions.

   Genuine Parts Company. Genuine Parts Company distributes replacement automobile and industrial parts and office products. The company operates 62 "NAPA" and three "Balkamp" automobile parts distribution centers in the United States. Genuine's other products include industrial bearings, power transmission equipment, material handling components, agricultural and irrigation equipment, and office furniture.

   Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner tubes, automotive belts and hoses, molded parts, and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

   Groupe SEB SA. Groupe SEB SA manufactures consumer appliances such as irons, bathroom scales, electric scales, electric toothbrushes, toasters, coffee-makers, vacuum cleaners and telephones. The company's five brand names, "Calor", "Rowenta", "Arno", "SEB", and "Tefal," are sold in France, Germany, Spain, Portugal, North and South America, Eastern Europe, the United Kingdom, the Middle East, and Asia.

   Heinz (H.J.) Company. Heinz (H.J.) Company manufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, baby food, meat products, corn syrup, and other items. Heinz's subsidiary, Weight Watchers International operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

   Honda Motor Company, Limited. Honda Motor Company, Limited develops, manufactures, distributes and finances motorcycles, automobiles, and power products. The company's manufacturing operations are conducted worldwide. Major overseas manufacturing facilities are located in the United States, Canada, United Kingdom, France, Italy, and Brazil.

   Hong Kong and China Gas Company, Limited. Hong Kong and China Gas Company, Limited produces, distributes and markets gas and gas appliances to residential and industrial customers. The company markets through "Towngas" brand name, for domestic and commercial cooking and water heating as well as a heating fuel for the industrial market. Its subsidiaries develop and manage commercial properties, also develop gas projects in China.

   Hong Kong Telecommunications, Limited. Hong Kong Telecommunications, Limited provides telecommunications, computer, engineering, and other services. The company also sells and rents telecommunications equipment. The principal activities of the company are carried out mainly in Hong Kong.

   Imetal SA. Imetal SA manufactures and sells building materials and industrial minerals and processes metals. The company produces clay roofing tiles, slate and concrete components. Imetal is active throughout France and also has operations through subsidiaries in the United Kingdom, Spain, the Czech Republic, China, Canada, South Africa, Belgium, Germany, Italy, the Netherlands, and the United States.

   International Paper Company. International Paper Company manufactures printing and writing paper, pulp, tissue, paperboard, packaging, and wood products. The company also manufactures nonwoven papers, specialty chemicals, and specialty panels and laminated products. International Paper sells its products primarily in the United States, Europe, and the Pacific Rim.

    J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc. offers a variety of financial services to businesses, governments, and individuals. The Company provides advice, raises capital, and trades financial instruments. J.P. Morgan also manages investment assets for business enterprises, governments, financial institutions, and private clients.

    Limited, Inc. Limited, Inc. is a specialty retailer. The company operates more than 3,000 stores under the "Lerner New York", "Express", "Lane Bryant", "The Limited", "Henri Bendel", "Structure", "The Limited Too", and "Galyan's Trading Company" names. Limited also owns approximately 84% of Intimate Brands, Inc. which operates "Victoria's Secret" and "Bath & Body Works" stores.

   Linde AG. Linde AG manufactures a variety of industrial and commercial materials handling products and vehicles, as well as refrigeration and climate control systems for food stores and various commercial and industrial applications. The company also engineers and builds various plants and production systems, as well as provides industry specific gases. Linde operates and sells its products worldwide.

   Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide. Minnesota's products include "Post-it" Notes, "Wetordry" sandpaper, "Scotchgard" fabric, film and photo protectors, "Thinsulate" insulation products and "Alge Block" copper roofing.

   Newell Company. Newell Company manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, hardware, home furnishings, and office products.

   Nitto Denko Corporation. Nitto Denko Corporation produces electrical insulation materials such as varnishes, adhesive tapes, and self-fusing tapes. The company also makes electronic products in the fields of optical media, semiconductors, home electric appliances, automobiles, housing & construction, health care, packaging, environmental protection, and life care.

   Parker-Hannifin Corporation. Parker-Hannifin Corporation manufactures motion control products, including fluid power systems, electromechanical controls, and related components. The company also produces fluid purification, fluid flow, process instrumentation, air conditioning, refrigeration, and electromagnetic shielding and thermal management products.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The company operates through five subsidiaries. Philip Morris' products include "Bull's-Eye", "Breakstone's", "Kraft", "Cambridge" and "Marlboro" cigarettes, "Cracker Barrel" and "Polly-O"cheeses, "Crystal Light", "Maxwell House", and "Miller", "Milwaukee's Best" and "Meister Brau" beer.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum and petrochemicals industries from exploration to final processing, delivery and marketing. Royal Dutch Petroleum Company has no operations of its own and virtually the whole of its income is derived from this 60% interest.

   Sankyo Company, Limited. Sankyo Company, Limited manufactures mostly ethical drugs with emphasis on immunity anticancer agents. The company also produces over-the-counter drugs and agrochemicals. Sankyo has large-selling drugs such as antibiotics and peptic ulcer agents.

   Santos, Limited. Santos, Limited is an independent oil, gas and natural gas liquid exploration and production company. The company conducts major onshore and offshore petroleum activities in Australia (Cooper/Eromanga Basins), the United States, the United Kingdom, Indonesia, and Papua New Guinea. The company also transports crude oil by pipeline.

    SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses in 11 countries. The company offers local and long-distance telephone service, wireless communications, paging, Internet access, and messaging, as well as telecommunications equipment, and directory advertising, and publishing.

    SEITA. SEITA manufactures cigarettes including Gauloises and Gitanes brands as well as pipe and loose tobacco. The company distributes its own products and its competitors' products. It also manufactures and markets cigars and matches.

   Shin-Etsu Chemical Company, Limited. Shin Etsu Chemical Company, Limited produces and distributes synthetic resins and organic/inorganic chemicals including agrochemicals such as fertilizers. The company also manufactures materials such as semiconductor silicon, synthetic quartz, and rare earths. Shin-Etsu Chemical actively operates many subsidiaries in Japan and overseas.

   Skanska AB. Skanska AB offers construction related and project property development services. The company constructs tunnels and bridges, as well as buildings and roads, and offers civil engineering services. Skanska operates worldwide in some 50 countries, and the main markets are in Sweden, Denmark, Finland, and the United States. The company also offers project development and real estates services.

   Svenska Cellulosa AB (SCA). Svenska Cellulosa AB (SCA) is an integrated paper and packaging company. The company produces and markets hygiene products, packagings, and graphic paper. SCA uses recycled and fresh wood fibers for its products. The company also owns forests and produces sawlogs and pulpwood, as well as supplies paper for its production operations. Europe is SCA's largest market.

   TABCORP Holdings, Limited. TABCORP Holdings, Limited provides wagering and gaming services and facilities in Victoria. The company's wagering division sells totalizator bets on horse and greyhound racing and totalizator and fixed odds bets on sporting events and are offered through a network of retail and on-course outlets and by telephone. The gaming division owns and operates gaming machines in Victorian hotels and clubs.

    Technip. Technip designs and constructs industrial facilities. The company designs and builds factories which produce and process petroleum products, natural gas and chemicals and buildings for the transportation and power generation industries. Technip operates in Europe, the Americas, the Middle East, Russia, and Malaysia.

    Telecom Corporation of New Zealand, Limited. Telecom Corporation of New Zealand, Limited provides telecommunications services throughout New Zealand and internationally, to both households and businesses. The company offers cellular telephone, telephone directories, radio dispatch and paging services, and internet related services and solutions.

   Toppan Printing Co., Limited. Toppan Printing Co., Limited is a printing company. The company's product lines are commercial printing, publication printing, securities paper, and packaging. Based on printing technology, Toppan Printing diversified it business into electronic precision components like photomasks, IC leadframes, printing wiring boards, etc.

   Total SA. Total SA explores for, produces, refines, transports and markets oil and natural gas. The company also operates a chemical division which produces rubber, paint, ink, adhesives and resins. In addition, Total has interests in coal mining and in the nuclear power, cogeneration and electricity sectors. The company operates worldwide.

   VA Technologie AG. VA Technologie AG operates in three areas: metallurgical engineering, energy and environmental engineering and construction and other engineering services. The company builds thermal power plants (primarily gas/steam) and hydroelectric power plants and offers mechanical and electrical engineering, system solutions and maintenance services.

   VEBA AG. VEBA AG generates and distributes electricity, as well as provides gas, district heating, and water services to industrial, commercial, and residential customers in Germany. The company operates chemical plants, oil refineries, gas storage, and distribution facilities, as well as telecommunications, real estate, trade, and transportation businesses. Veba operates in Europe, North America, and Asia.

   Zardoya Otis SA. Zardoya Otis SA manufactures, installs and services elevators and elevator equipment. The company also exports manufactured elevator equipment to be installed by Otis Elevator firms around the world.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 128:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 128 as of January 11, 1999. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 128 as of January 11, 1999, in conformity with generally accepted accounting principles.


                                                              GRANT THORNTON LLP
Chicago,Illinois
January 11, 1999


                             STATEMENTS OF CONDITION
                             As of January 11, 1999

                                                                            The DowSM                         The DowSM
                                                          The DowSM       Strategic 10       The DowSM       Strategic 5
                                                        Strategic 10       Traditional      Strategic 5     Traditional
INVESTMENT IN SECURITIES                                    Trust             Trust            Trust            Trust
                                                       --------------   --------------    --------------  --------------
Contracts to purchase Securities (1)                   $      150,216   $      147,590    $     150,476   $      147,899
                                                       --------------   --------------    --------------  --------------
         Total                                         $      150,216   $      147,590    $     150,476   $      147,899
                                                       ==============   ==============    ==============  ==============

LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                          $          299   $        1,171    $         213   $        1,133
     Deferred sales charge liability (3)                        2,655               --            2,660               --
Interest of Unitholders--
     Cost to investors (4)                                    151,740          151,770          152,000          152,090
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                     4,478            5,351            4,397            5,324
                                                       --------------   --------------    --------------  --------------
         Net interest to Unitholders (4)                      147,262          146,419          147,603          146,766
                                                       --------------   --------------    --------------  --------------
         Total                                         $      150,216   $      147,590    $     150,476   $      147,899
                                                       ==============   ==============    ==============  ==============


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.


                             STATEMENTS OF CONDITION
                             As of January 11, 1999

                                                          Strategic
                                                            Picks            EAFESM            Euro            Pacific
                                                         Opportunity      Strategic 20     Strategic 20    Strategic 10
INVESTMENT IN SECURITIES                                    Trust             Trust            Trust            Trust
                                                       --------------   --------------    --------------  --------------
Contracts to purchase Securities (1)                   $      150,277   $      247,418    $     245,500   $      245,658
                                                       --------------   --------------    --------------  --------------
         Total                                         $      150,277   $      247,418    $     245,500   $      245,658
                                                       ==============   ==============    ==============  ==============

LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                          $          295   $        2,774    $       4,091   $        1,465
     Deferred sales charge liability (3)                        2,960            4,873            4,836            4,839
Interest of Unitholders--
     Cost to investors (4)                                    151,800          249,920          247,980          248,140
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                     4,778           10,149           11,407            8,786
                                                       --------------   --------------    --------------  --------------
         Net interest to Unitholders (4)                      147,022          239,771          236,573          239,354
                                                       --------------   --------------    --------------  --------------
         Total                                         $      150,277   $      247,418    $     245,500   $      245,658
                                                       ==============   ==============    ==============  ==============


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.

   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of major stock market indexes. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

    Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Un its are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

    Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------


   The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities selected using the Trust's investment strategy. We describe the investment strategy for each Trust in the individual Trust sections beginning on page 4. There is no assurance that a Trust will achieve its objective.

   The publishers of the indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. With the exception of the Morgan Stanley Capital International Indexes, the publishers of these indexes are not affiliated with the Sponsor.


   Each Trust portfolio is selected by implementing the Trust strategy as of the close of business three business days prior to the Initial Date of Deposit (the "Selection Time"). In the case of securities traded on a United States securities exchange, the dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value at the Selection Time. In the case of securities traded on a foreign securities exchange, the dividend yield is computed by adding the most recent interim and final dividends declared and dividing the result by the market value at the Selection Time.

   The Trusts seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices or low price to book ratios (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The Trust investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   A balanced investment portfolio incorporates various style and capitalization characteristics. The Sponsor offers unit trusts with a variety of styles and capitalizations to meet your needs. The Sponsor determines style characteristics (growth and value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that the Sponsor believes are undervalued. The Sponsor determines market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1 billion; Mid-Cap -- $1 billion to $5 billion; and Large-Cap -- over $5 billion. The Sponsor determines all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. The Sponsor will not remove a Security from a Trust as a result of any change in characteristics.

    Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index or meet the above criteria. Should a Security no longer be included in these indexes or meet the selection criteria, the Security will not as a result thereof be removed from its Trust portfolio.

RISK FACTORS
--------------------------------------------------------------------------------


   Price Volatility. The Trusts invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   Dividends. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Foreign Stocks. Because certain Trusts invest in foreign stocks, these Trusts involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

   Europe. The Euro Strategic 20 and EAFE Strategic 20 Trusts invest in stocks principally traded in Europe. These Trusts involve additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Trust.

   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Trust. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. It is too early to determine whether the conversion is taking place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.

   Pacific Region. The EAFE Strategic 20 and Pacific Strategic 10 Trusts invest in stocks that principally trade in Pacific region countries. These Trusts involve additional risks that differ from an investment in United States companies. The Pacific region countries include Australia, New Zealand and countries in Asia. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. The MSCI Indexes seek to focus on developed countries. Nonetheless, Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.

   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic conditional of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.

   Japan. The Pacific Strategic 10 Trust invests heavily in stocks that principally trade in Japan. An investment in these stocks involves risks that differ from an investment in United States companies. Any negative developments in the Japanese market will have a greater impact on this Trust than on a portfolio diversified over several countries. Reports of official improprieties, resignations and political reallignments have recently been followed by significant economic reforms. Uncertainty exists as to the future of Japan's outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and stock market. In the 1990s the Japanese economy has experienced its worst recession since World War II. The economy came out of this recession for a short time in 1996 but weakened again in 1997. Further deceleration of economic growth remains evident and the unemployment rate has risen in recent months. Japan has also recently experienced a period of prolonged price deflation, weak real estate prices and a weak currency. The government budget deficits have been rising in part due to fiscal stimulus policies. Strains on the financial system in the form of non-performing loans of financial institutions and real estate companies have also been one of the major causes of Japan's economic weakness. Resolution of the bad debt problem may require disproportionate contributions by major banks. Structural problems of overregulation, excessive government intervention and under-consumption, coupled with the failure of recent governments to apply strong fiscal direction, could undercut Japan's economic recovery. Japanese exports could be adversely affected by pressure from trading partners--particularly the U.S.--to improve trade imbalances, and by the current instability of its trading partners in Asia. All of these factors could negatively impact the value of Units.

   Litigation. Some of the issuers of stocks in the Trusts manufacture, sell or distribute tobacco. Many of these issuers currently face product liability and consumer protection litigation in the United States and other countries. Product liability litigation seeks damages for personal injury in individual and class action lawsuits. In addition, certain governments, labor unions and other entities seek recovery of health care costs. The alleged damages total billions of dollars. In November 1998, some tobacco companies entered into a settlement agreement regarding litigation with certain states in the U.S. This could result in the resolution of significant litigation and regulatory issues affecting the entire tobacco industry. The proposed settlement is extremely costly to the tobacco industry but could significantly reduce uncertainties facing the industry. Future litigation and legislation could negatively impact the value, operating revenues and financial position of tobacco companies. No one can predict the outcome of any litigation or regulatory and legislative measures. Any development that adversely impacts tobacco companies could have a significant negative impact on the value of Units of certain Trusts.

   Year 2000 Readiness Disclosure. These two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trusts do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trusts. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.

   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental affect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trusts.


PUBLIC OFFERING
--------------------------------------------------------------------------------

    General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

Aggregate Dollar Amount                    Sales Charge
of Units Purchased*                          Reduction
---------------------                     ----------------
   $50,000 - $99,999                          0.25%
 $100,000 - $149,999                          0.50
 $150,000 - $999,999                          0.85
  $1,000,000 or more                          1.75
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of the concessions or agency commissions represents amounts paid by the Sponsor out of its own assets as additional compensation.

            Aggregate
        Dollar Amount of
         Units Purchased
   -------------------------
   Less than $50,000                               2.25%
   $50,000 - $99,999                               2.00
   $100,000 - $149,999                             1.75
   $150,000 - $999,999                             1.40
   $1,000,000 or more                              0.65

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of the Strategic Picks, Strategic 20 and Pacific Strategic 10 Trusts will receive additional compensation of $.0025 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $.01 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units will receive additional compensation of $.015 per Unit; any firm that distributes 4,000,000 - 4,999,999 Units will receive additional compensation of $.02 per Unit; any firm that distributes 5,000,000 Units or more will receive additional compensation of $.025 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will equal the following amounts (or such lesser amount resulting from discounts):
DowSM and Strategic Picks Trusts - 1.30% per Unit; and Strategic 20 and Pacific Strategic 10 Trusts - 1.25% per Unit. For all secondary market transactions the total concession or agency commission will amount to 2.1% per Unit. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. The breakpoint concessions or agency commissions are also applied on a Unit basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

    Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

    Special Redemption and Rollover. We currently intend to offer a subsequent series of each Trust for a Rollover when the Trusts terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in the Rollover and have your Units reinvested into a subsequent trust series,
(2) receive an in kind distribution of Securities (if applicable) or (3) receive a cash distribution.

   If you elect to participate in the Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Trusts. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Certificates. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   Pursuant to an exemptive order, each terminating Trust is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

    Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of any deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

   3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trusts (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of any deferred sales charge imposed.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

   Recognition of Taxable Gain or Loss Upon

Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting national principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of certain Securities in a Trust. A Unitholder may also under certain circumstances request an in kind distribution of certain Securities in a Trust upon the termination of such Trust. A Unitholder will receive cash representing his pro rata portion of the foreign Securities in a Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security or for a foreign Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security or such foreign Security held by such Trust.

   Because each Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Rollover Unitholders. As discussed in "Rights of Unitholders--Special Redemption and Rollover," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

   Computation of the Unitholder's Tax Basis.

Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

   It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

   In the opinion of special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
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   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   Miscellaneous Expenses. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust. The DowSM Trusts will also pay a license fee to Dow Jones & Company, Inc. for use of certain service marks of Dow Jones & Company, Inc.

   General. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   Independent Certified Public Accountants. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
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          Title                                 Page
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   The DowSM Strategic 10 Trust, January
      1999 Series..............................     4
   The DowSM Strategic 10 Trust, January
      1999 Traditional Series..................     6
   The DowSM Strategic 5 Trust, January
      1999 Series..............................     8
   The DowSM Strategic 5 Trust, January
      1999 Traditional Series..................    10
   Strategic Picks Opportunity Trust,
      January 1999 Series......................    12
   EAFESMStrategic 20 Trust,
      January 1999 Series......................    14
   Euro Strategic 20 Trust,
      January 1999 Series......................    16
   Pacific Strategic 10 Trust,
      January 1999 Series......................    18
   Notes to Hypothetical Performance Tables....    20
   Notes to Portfolios.........................    20
   The Securities..............................    21
   Report of Independent Certified
      Public Accountants.......................    27
   Statements of Condition ....................    28
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-8
   Trust Administration........................  A-10
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-16
   Other Matters...............................  A-17
   Additional Information......................  A-17

--------------
When Units of the Trusts are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                   PROSPECTUS
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                                January 12, 1999

                           Van Kampen Focus Portfolios

          The DowSM Strategic 10 Trust, January 1999 Series
          The DowSM Strategic 10 Trust, January 1999 Traditional Series The DowSM Strategic 5 Trust, January 1999Series
          The DowSM Strategic 5 Trust, January 1999 Traditional Series Strategic Picks Opportunity Trust, January 1999Series
          EAFESM Strategic 20 Trust, January 1999 Series
          EuroStrategic 20 Trust, January 1999 Series
          Pacific Strategic 10 Trust, January 1999 Series

                              Van Kampen Funds Inc.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this prospectus for future reference

                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 128

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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. You should read this Information Supplement in conjunction with the Prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in a Trust. This Information Supplement may not be used to offer or sell Units without the Prospectus. You can obtain copies of the Prospectus by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus. All capitalized terms have been defined in the Prospectus.

                                Table of Contents

                                                                   Page
        Risk Factors                                                 2
        The Trust Strategies                                         3
        The Indexes                                                  5
        Sponsor Information                                          8
        Trustee Information                                          8
        Trust Termination                                            9

RISK FACTORS

     Price Volatility. Because the Trusts invest in stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Foreign Stocks. Because certain Trusts invest in foreign stocks, these Trusts involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     Foreign Currencies. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

     Liquidity. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     Year 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.

THE TRUST STRATEGIES

     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

   The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the world. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective.

   Certain of the Trusts may be suitable for investors who seek to diversify their equity holdings with investments in foreign equity securities. Today's international market offers many opportunities. While the U.S. stock market has generally performed well in the past, international markets may provide significant opportunities as well. The U.S. stock market has been one of the top three performers in terms of total return among developed country markets only once between 1993-1997 and was never the top performer in these years. Global diversification may offer the potential to enhance overall portfolio performance. In addition, investors may be able to achieve a better risk/return potential by allocating an investment among a domestic investment and an international investment. For example, rather than investing exclusively in the Strategic Picks Trust strategy, the Standard & Poor's 500 Index stocks or in the EAFE Strategic 20 Trust strategy, an investor may be able to achieve a better combination of potential return and potential risk by investing 70% in the Strategic Picks Trust strategy or Standard & Poor's 500 Index stocks and 30% in the EAFE Strategic 20 Trust strategy. International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary decline. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. Certain of the Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.

   Corporate restructuring, acquisitions and the use of technology may enhance the ability of foreign companies to increase their potential profitability. Progress of the European Monetary Union efforts to create a unified currency could potentially add to European growth rates. In addition, if the U.S. dollar does not remain as strong as in the recent past, foreign stocks may benefit and foreign stocks may be relatively attractive from a valuation standpoint compared to U.S. stock prices. Of course, an investment in foreign securities involves risks, certain of which differ from an investment in U.S. stocks. See "Risk Factors".

   In particular, the Sponsor believes that the Trusts holding foreign stocks may offer investors an attractive opportunity to diversify their portfolio with an international component. First, markets have tended to be cyclical in performance and at certain times U.S. stocks have outperformed foreign stocks while foreign stocks have outperformed U.S. stocks over other periods. Second, the U.S. stock market has been among the top five markets in terms of total returns from 1988 through 1997 only four times and was never the top performing market in these years (as measured by the MSCI USA Index and other MSCI country indexes in developed market countries). Third, while diversification of investments cannot eliminate the risk of loss, an investor may be able to reduce overall portfolio risk by diversifying into international investments since approximately 60% of the world's market capitalization exists outside the U.S. Finally, over the last 10 years the stocks in Standard & Poor's 500 Index have collectively shown a total return that is greater than the 25-year average total return 6 times while the stocks in the MSCI EAFESM Index have collectively outperformed the 25-year average total return only twice in the last 10 years. Although it is impossible to predict the future of stocks markets, the MSCI EAFESM Index stocks at some time are likely to return to the average in the future.

   It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Trusts are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year.

     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index, may not be providing one of the ten highest dividend yields within these indexes or may not have one of the 2nd through 6th lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

THE INDEXES

     The Dow Jones Industrial Average. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. The following is the list as it currently appears:

      Allied Signal
      Aluminum Company of America
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Chevron Corporation
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Corporation
      General Electric Company
      General Motors Corporation
      Goodyear Tire & Rubber Company
      Hewlett-Packard Company
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan & Company, Inc.
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Minnesota Mining & Manufacturing Company
      Philip Morris Companies, Inc.
      Procter & Gamble Company
      Sears, Roebuck and Company
      Union Carbide Corporation
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company

   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 5SM", "The Dow 10SM", "The Dow 30SM", "The DowSM", and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Trusts. The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the avisability of investing in any Trust.

   The MSCI Indexes. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market"; (2) Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights.

   The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

   Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 38 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 38 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

   A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not the sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

   Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

   Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

   All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

   Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,500 companies in 51 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI") databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, MSCI provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

   Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the MSCI EAFESM Index. These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

   In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA") based in Geneva, Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

   The MSCI Indices are the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI Indices. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. SPONSOR INFORMATION

    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trusts pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Trusts will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

This Amendment No. 2 of Registration Statement comprises the following papers and documents:

     The facing sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1 Consent of Interactive Data Corporation

4.2 Consent of Independent Certified Public Accountants.

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 128, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 128 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 11th day of January 1999.

                                   Van Kampen Focus Portfolios, Series 128
                                   By Van Kampen Funds Inc.

                                   By Gina M. Costello
                                   Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below on January 11, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmerman                   President and Chief Operating             )
                                       Officer

Ronald A. Nyberg                    Executive Vice President and              )
                                       General Counsel

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

Gina M. Costello                    (Attorney-in-fact*)

--------------------------------------------------------------------------------
*________An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (file No. 333-44581) and are incorporated herein by reference.